Chanson International Holding

March 31, 2021

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding (formerly known as RON Holding Limited)
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted January 27, 2021
CIK No. 0001825349

Dear Mr. Ingram:

This letter is in response to the letter dated February 16, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to RON Holding Limited (the “Company,” “we,” and “our”). Effective on December 18, 2020, the Company changed its name to Chanson International Holding. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

COVID-19 Affecting Our Results of Operations, page 59

1. We note that your revisions in response to prior comment 1 only discuss the impact of COVID-19 on your operations and financial condition through June 30, 2020, even though your revisions discuss events related to COVID-19 after that date. Please revise to discuss the impact of COVID-19 on your liquidity and financial condition as of a current date. Quantify the impact to the extent possible.

In response to the Staff’s comments, we revised the disclosure on pages 59 and 60 of the Registration Statement to discuss the impact of COVID-19 on our liquidity and financial condition as of a current date.

Consolidated Financial Statements

Note 8 - Related Party Transactions

a. Due from a related party, page F-22

2. We note your response to prior comment 5 and your disclosure that cash advanced to the chief executive officer of Xinjiang United Family and your controlling shareholder was “used as the initial working capital in relation to the opening of five new UFG entities, such as prepaid rental, renovation, and other start-up expenses in 2019”. Please confirm and revise your disclosures to clarify that all expenses and liabilities incurred on your behalf by your controlling shareholder are appropriately recorded in your consolidated financial statements. Refer to Staff Accounting Bulletin Topic 5:T.

In response to the Staff’s comments, we revised the disclosure on page F-22 of the Registration Statement to clarify that all expenses and liabilities incurred on our behalf by our controlling shareholder are appropriately recorded in our consolidated financial statements.

General

3. Please identify the underwriter in the next submission or filing.

In response to the Staff’s comments, we identified the underwriter in the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC